David Erickson

CMO and Co-founder at Kailo Energy

Greater Salt Lake City Area

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 Kailo Energy

 Cranfield School of Management

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 500+ connections

Deep experience in Entrepreneurship, Marketing, Customer Experience Analytics and International Business. Master of Business Administration (MBA) from Cranfield School of Management in the United Kingdom.

Experience



CMO and Co-founder
Kailo Energy
2015 – Present • 3 yrs
Greater Salt Lake City Area

Kailo Energy creates battery back-up units that keep your essentials powered even when the power's out. The battery is portable and integrates into your home's wiring through its docking station.

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Co-Founder
Point Innovate
2013 – 2015 • 2 yrs
Ghana

Solar Energy and Battery Storage for residential, commercial, and non-profits throughout the West African region.

Senior Partner
Maccus International
2011 – 2013 • 2 yrs
Paris Area, France

Management Consulting firm focused on helping firms in Europe and North Africa doing export business into the US market.

Marketing and Operations
TIFIE HUMANITARIAN INC
2009 – 2011 • 2 yrs
Democratic Republic of the Congo

A humanitarian organization that invested money and management training into businesses in the Democratic Republic of Congo.



Director of Marketing and Product Development
ZYTO
2005 – 2009 • 4 yrs
Greater Salt Lake City Area & Shanghai, China

Education



Cranfield School of Management
Master of Business Administration (MBA), United Kingdom



Brigham Young University
Bachelor's degree, Psychology

Volunteer Experience



Volunteer
Habitat for Humanity International



Small Business Consulting - Uganda
Mercy Corps
Economic Empowerment

Worked with Solar Energy and Tractor-for-Hire Small Business owners in Kitgum, Uganda to help them improve their business and profitability. Analyzed finances, marketing, and market environment. Setup book-keeping systems and marketing plans. Advised on which markets to enter and exit.

Skills & Endorsements

Strategy · 26

 Endorsed by **Andrew Kakabadse and 1 other who is highly skilled at this**

 Endorsed by **2 of David's colleagues at ZYTO**

Management · 22

 Endorsed by **2 of David's colleagues at ZYTO**

Market Research · 18

 Endorsed by **Kamyar Shah, who is highly skilled at this**

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